Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 55 to the Registration Statement No. 811-03010 on Form N-1A of our report dated October 9, 2006 relating to the financial statements and financial highlights of Fidelity Advisor Series VII, including the Fidelity Advisor Real Estate Fund appearing in the Annual Report on Form N-CSR of Fidelity Advisor Series VII for the year ended July 31, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
October 24, 2006